Exhibit 5

August 6th, 2020

Delbert Tanner

Chairman of the Board of Directors

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141

Re:	Acquisition Proposal for Huttig Building Products, Inc.

Dear Mr. Tanner:

Mill Road Capital Management LLC and its affiliated funds (“Mill Road”) are pleased to present this proposal for the acquisition of Huttig Building Products, Inc. (“Huttig” or the “Company”). As you know, Mill Road is one of the largest shareholders of Huttig with ownership of 8.1% of the Company‘s outstanding shares. Since making our initial investment in Huttig in 2017, we have developed a deep appreciation of the Company and its CEO, Jon Vrabely.

Given our experience in the public markets, we recognize the inherent difficulties of creating value for shareholders as a public, micro-cap company. There is very little sell-side analyst coverage and minimal demand for micro-cap stocks. Institutional investors avoid stocks like Huttig; it is difficult to accumulate a position and any attempt to sell large blocks can materially depress the share price for months. As a result, microcaps often attract short-term shareholders who look for “quick wins” and actively dissuade management from making sensible investments in long-term value-creation. We hope that the Board of Directors finds this proposal compelling for the Company’s shareholders and we look forward to working with you in connection with a transaction.

Purchase Price

Based on our review of publicly available information to date, Mill Road proposes to acquire 100% of the outstanding shares of the Company not already owned by Mill Road for $2.75 per share which represents a premium of 67% over today’s closing price. The purchase price would be payable in cash.

Due Diligence and Timing

Given our familiarity with the Company and significant experience executing going-private transactions, we believe we can complete customary business, accounting, and legal due diligence and negotiate definitive documentation within 60 days.

382 Greenwich Avenue, Suite One • Greenwich, CT 06830 • (203) 987-3500

Financing

Mill Road anticipates the proposed transaction will be funded through a combination of third party debt in addition to equity capital provided by Mill Road. We have ample equity capital to complete the transaction and are highly confident in our ability to raise an appropriate amount of debt financing.

Obligations and Approvals

This proposal is not legally binding. Binding legal obligations of Mill Road and the Company will be created only through execution and delivery of definitive agreements. Mill Road does not require any outside approvals to complete a transaction (other than such approvals and/or expirations of waiting periods as may be required under applicable antitrust or other laws).

Overview of Mill Road

Mill Road is a private investment firm which has raised approximately $900 million in aggregate committed equity capital. Our limited partners include a prominent and highly respected group of state pension funds, foundations, endowments and insurance companies. Our team is comprised of a core group of former Blackstone professionals who have successfully completed several dozen control transactions with a cumulative transaction value of several billion dollars.

If you have any questions, please feel free to contact me directly at (203) 987-3505. I look forward to discussing at your earliest convenience.

Sincerely,

Mill Road Capital Management LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director